UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ROFIN-SINAR TECHNOLOGIES INC.
(Exact name of Registrant as specified in its charter)

Delaware	000-21377	38-3306461
(State or other jurisdiction of incorporation or organization)	Commission file number	(I.R.S. Employer Identification No.)

40984 Concept Drive, Plymouth, MI		48170
(Address of principal executive offices)		(Zip Code)

(Name and telephone number, including area code, of the person to contact in connection with this report

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

__X__	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1

Item 1.01 Conflict Minerals Disclosure and Report

Rofin-Sinar Technologies Inc. evaluated its current product lines and determined that certain products we manufacture or contract to manufacture contain tin, tungsten, tantalum and/or gold. We have determined, based on surveys and follow up with our suppliers that we are "DCR Conflict Undeterminable". As a result, we have filed a Conflict Minerals Report.

The Conflict Minerals Report for the calendar year ended December 31, 2013, filed herewith as Exhibit 1.01, is available at www.rofin.com/conflict_mineral_policy.

Section 2 - Exhibits

Item     2.01 Exhibits

The following exhibit is furnished pursuant to Items 1.01 and 1.02 of this Form.

Exhibit 1.01: Conflict Minerals Disclosure Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Rofin-Sinar Technologies Inc.
(Registrant)

By: /s/ Ingrid Mittelstaedt
Ingrid Mittelstaedt
Chief Financial Officer,
Executive Vice President,
Finance and Administration,
and Treasurer

Date: June 2, 2014